Filing pursuant to Rule 425 under the

 Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

 Filer: Baker Hughes Incorporated

 Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

On December 15, 2015, Baker Hughes and Halliburton issued the following joint press release.

FOR IMMEDIATE RELEASE

HALLIBURTON AND BAKER HUGHES PROVIDE UPDATE
REGARDING DOJ REVIEW

Halliburton and Baker Hughes Extend the Time Period for Closing the Transaction
to No Later than April 30, 2016, as Permitted under the Merger Agreement

HOUSTON – December 15, 2015 – Halliburton Company (NYSE: HAL) and Baker Hughes Incorporated (NYSE: BHI) today announced that they expect that their timing agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) will expire without reaching a settlement or the DOJ initiating litigation at this time to block their pending transaction. The DOJ has informed the companies that it does not believe that the remedies offered to date are sufficient to address the DOJ’s concerns, but acknowledged that they would assess further proposals and look forward to continued cooperation from the parties in their continuing investigation.

Halliburton and Baker Hughes believe that the proposed merger is good for the industry and customers. The merger is expected to create a strong company and achieve substantial efficiencies enabling it to compete aggressively to provide efficient, innovative and low-cost services. Completion of the transaction would allow customers to operate more cost-effectively, which is increasingly important due to the current state of the energy industry and oil and gas prices.

Over the last year, Halliburton and Baker Hughes have engaged in extensive and productive discussions with the DOJ regarding Halliburton’s acquisition of Baker Hughes. The parties have responded to numerous DOJ requests for information, producing millions of pages of documents, providing numerous written submissions in response to specific questions, and participating in multiple meetings with the DOJ.

As previously announced, early in the process, Halliburton proposed to the DOJ a substantial divestiture package that would facilitate the entry of new competition in markets in which products and services are being divested. Both companies strongly believe that the divestiture package, which recently was significantly enhanced to address the DOJ's specific competitive concerns, is more than sufficient to address concerns raised by competition authorities, including the DOJ.

The companies intend to continue their discussions with the DOJ, and remain focused on completing the transaction as early as possible in 2016, but there is no guarantee that an agreement with the DOJ or other competition authorities will be reached. In that regard, Halliburton and Baker Hughes have also agreed to extend the time period for closing the transaction to no later than April 30, 2016, as permitted under the merger agreement, though the parties would proceed with closing prior to such date if all relevant competition approvals have been obtained. As previously announced, the boards of directors of both Halliburton and Baker Hughes unanimously approved the Merger Agreement and the stockholders of each company overwhelmingly approved the transaction.

Halliburton and Baker Hughes are also continuing to work constructively to resolve any remaining issues with the European Commission and all other competition enforcement authorities that have expressed an interest in the proposed transaction. The pending acquisition has received regulatory clearances in Canada, Colombia, Ecuador, Kazakhstan, South Africa, and Turkey.

About Halliburton

Founded in 1919, Halliburton is one of the world's largest providers of products and services to the energy industry. With approximately 65,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir - from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn, Oilpro and YouTube.

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company's 49,000 employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: www.bakerhughes.com.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the businesses and geographical location of businesses subject to divestiture, the ability of Halliburton and Baker Hughes to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by the Board of Directors of Halliburton and Baker Hughes, as applicable, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the Baker Hughes acquisition, the timing to consummate the proposed transaction; the terms and timing of divestitures undertaken to obtain required regulatory approvals; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

For Halliburton Investors: Kelly Youngblood Halliburton, Investor Relations Investors@Halliburton.com 281-871-2688 Media: Emily Mir Halliburton, Public Relations PR@Halliburton.com 281-871-2601

For Baker Hughes

Investors:

Alondra Oteyza

Baker Hughes, Investor Relations

alondra.oteyza@bakerhughes.com

713-439-8822

Media:

Melanie Kania

Baker Hughes, Media Relations

melanie.kania@bakerhughes.com

713-439-8303